DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 20, 2007

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/20/2007

Re: Pfizer Inc.
Incoming letter dated December 21, 2006

Dear Ms. Foran:

This is in response to your letter dated December 21, 2006 concerning the shareholder proposal submitted to Pfizer by Sydney K. Kay, Ph.D. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Sydney K. Kay, Ph.D.
5718 Harvest Hill Road
Dallas, TX 75230-1253

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017
Tel 212 733 4802 Fax 212 573 1853

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

December 21, 2006

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposals of Sydney K. Kay, Ph.D.*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. ("Pfizer") intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareholders Meeting (collectively, the "2007 Proxy Materials") five shareholder proposals (the "Proposals") received from Sydney K. Kay, Ph.D. (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Pfizer files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to these Proposals, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Pfizer pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposals may be excluded from the 2007 Proxy Materials pursuant to:

- Rule 14a-8(c) and Rule 14a-8(f)(1), because the Proponent has submitted more than one proposal to Pfizer for consideration at the 2007 Annual Shareholders Meeting;
- Rule 14a-8(i)(3), because the Proposals are vague and indefinite;
- with respect to the Fourth Proposal, Rule 14a-8(i)(10), because Pfizer has substantially implemented it;
- Rule 14a-8(i)(8), because the Proposals relate to the election of directors and would disqualify at least 13 of the 15 directors on Pfizer's current Board of Directors, all of whom are expected to be nominated in the 2007 Proxy Materials, from being elected at the 2007 Annual Shareholders Meeting; and
- Rule 14a-8(i)(1), because the Proposals are not proper subjects for action by Pfizer's shareholders under Delaware law.

THE PROPOSALS

Pfizer received five separate and distinct shareholder proposals from the Proponent. The Proposals differ in both language and substance:

- The first of the Proposals focuses on director independence and states, "NO salaried employees shall be a Director Nominee: their presence on the Board corrupts and destroys its function as a totally independent executive governance body" (the "First Proposal") (*emphasis in original*).
- The second of the Proposals focuses on increasing the number of Board nominees and states, "[t]hat there shall be two (2) more Nominees than the number of Directors to be elected . . . ." (the "Second Proposal").
- The third of the Proposals focuses on majority voting and states that directors are to be elected "with a majority vote determining the winners . . . ." (the "Third Proposal").
- The fourth of the Proposals focuses on declassifying the Board and states, "that the entire Board shall run for election annually . . . ." (the "Fourth Proposal").
- The fifth of the Proposals focuses on director stock ownership guidelines and states, "all Director Nominees must be: (1) Individual Investors who shall, for the

> past five [] years, have been, and currently are, the sole owner of at least five million DOLLARS ($5,000,000) of the corporation's shares, and/or (2) Representatives from Mutual, Pension, State Treasury Funds, or Foundations that hold at least two million (2,000,000) SHARES in the corporation to which they are being nominated" (the "Fifth Proposal") (*emphasis in original*).

ANALYSIS

I. The Proposals May Be Excluded Under Rule 14a-8(c) And Rule 14a-8(f) Because They Constitute Multiple Proposals.

Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." As discussed below, despite proper notice of this procedural deficiency from Pfizer, the Proponent submitted multiple shareholder proposals for inclusion in the 2007 Proxy Materials. Thus, Pfizer believes that it may exclude the Proposals under Rule 14a-8(f) because the Proposals do not satisfy Rule 14a-8(c).

On November 17, 2006, Pfizer received a letter from the Proponent that included numerous shareholder proposals on a variety of subjects, for inclusion in the 2007 Proxy Materials. *See* Exhibit A. Accordingly, in a letter dated November 30, 2006, which was sent within 14 calendar days of Pfizer's receipt of the Proponent's submission, Pfizer informed the Proponent of the requirements of Rule 14a-8 and requested that the Proponent cure the various procedural deficiencies (the "Deficiency Notice"). *See* Exhibit B. Among other things, the Deficiency Notice informed the Proponent that Rule 14a-8(c) permits a shareholder to submit no more than one proposal for a particular meeting, and requested that the Proponent modify the submission to reduce the number of proposals to one. In addition, Pfizer attached to the Deficiency Notice a copy of Rule 14a-8. Pfizer transmitted the Deficiency Notice to the Proponent by overnight delivery, and Pfizer's records confirm that the Proponent received the Deficiency Notice on December 4, 2006. *See* Exhibit B. Thus, Pfizer satisfied its obligations under Rule 14a-8(f) by providing the Proponent with a Deficiency Notice that was both received by the Proponent in a timely manner and provided instructions as to how the Proponent might cure the procedural defects. Pfizer received no reply from the Proponent in response to the Deficiency Notice.

As noted above, Rule 14a-8(c) provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. The Staff consistently has taken the position that multiple unrelated proposals are excludable, even if packaged as a single submission.[1] In applying the "one proposal" standard in this context, the Staff has distinguished between a multi-prong proposal where each element relates to a single concept[2] and multiple proposals addressing distinct standards or actions. When a single submission involves distinct actions or topics, the Staff has concurred that the proposals may be excluded even if they relate to the same general topic. *See, e.g., Electronic Data Systems Corp.* (avail. Mar. 10, 1998) (proposals to eliminate classified board and establish "independent lead director" excludable); *Allstate Corp.* (avail. Jan. 29, 1997) (permitting exclusion of proposals instituting cumulative voting for directors and prohibiting practices that could impair the effectiveness of cumulative voting). Indeed, the Staff frequently has concurred with the exclusion of multiple proposals within the same submission addressing the election of directors. Recently, for example, in *HealthSouth Corp.* (avail. Mar. 28, 2006), the Staff concurred that a submission proposing to grant shareholders the power to increase the size of the board and to fill any director vacancies created by the increase consisted of two proposals. *See also Torotel, Inc.* (avail. Nov. 1, 2006) (permitting exclusion of six proposals aimed at removing bylaws that "restrict shareholders from properly presenting and acting upon matters at shareholder meetings," including three addressing the number, election, and classification of directors); *Enova Corp.* (avail. Feb. 9, 1998) (concurring that the company could exclude proposals to elect the entire board annually and appoint an "independent lead director").

The Proponent has submitted five distinct shareholder proposals that at best can be said to relate to boards of directors. The First Proposal would prevent "salaried employees" from serving on a board of directors and, thus, is focused on director independence. The Second Proposal pertains to the number of Board nominees. The Third Proposal deals with majority voting in director elections. The Fourth Proposal focuses on declassifying the Board of Directors. The Fifth Proposal would establish stock ownership guidelines for "Director Nominees." In this regard, the First and Fifth Proposals are substantially similar to two of the shareholder proposals in *Fotoball, Inc.* (avail. May 6, 1997), which the Staff concurred were excludable pursuant to the predecessor to Rule 14a-8(c). In *Fotoball*, a submission included proposals setting forth minimum stock ownership requirements, recommending that directors be paid in equity compensation, and prohibiting non-employee directors from performing other services for the company for compensation. The First and Fifth Proposals are very similar to the first and third proposals considered in *Fotoball* because they relate to employment of directors

---

1 *See, e.g., American Electric Power* (avail. Jan. 2, 2001) (permitting exclusion of multiple proposals regarding director tenure and compensation, and frequency of board meetings); *IGEN Int'l, Inc.* (avail. July 3, 2000) (permitting exclusion of multiple proposals regarding the size of the company's board, the frequency of board meetings, and ownership requirements to call shareholder meetings).

2 *See Computer Horizons Corp.* (avail. Apr. 1, 1993) (declining to concur with exclusion because "the elements of the proposal all relate to one concept, the elimination of anti-takeover defenses").

and stock ownership guidelines for directors. Likewise, the Third and Fourth Proposals are very similar to two of the proposals considered in *Torotel, Inc.* (avail. Nov. 1, 2006). In *Torotel*, the Staff concurred in the exclusion of six proposals aimed at removing bylaws that "restrict shareholders from properly presenting and acting upon matters at shareholder meetings," including one proposal that would require directors to be elected "by Shareholders holding not less than 50% of outstanding shares," and another proposal that called for declassifying the board. The Third and Fourth Proposals are similar to these two proposals in *Torotel* because they relate to majority voting and classification of directors.

In summary, despite timely notice from Pfizer regarding the requirements of Rule 14a-8(c) and a request that the Proponent reduce the submission to a single proposal, the Proponent did not revise the five separate and distinct shareholder proposals that he submitted addressing different topics relating to the board of directors. These Proposals are not united by a single concept. Accordingly, consistent with the positions taken by the Staff in *Fotoball, Enova*, and elsewhere, we believe that the Proposals may be excluded pursuant to Rule 14a-8(c) and Rule 14a-8(f).

II. The Proposals May Be Excluded Under Rule 14a-8(i)(3) Because They Are Impermissibly Vague And Indefinite.

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations. The Staff has consistently taken the position that vague and indefinite shareholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Fourth Proposal is vague and misleading because it is phrased as a recital, but in fact constitutes a separate and distinct condition for director nominees that is not related to the Fifth Proposal. Specifically, the seventh "WHEREAS" clause states that "[s]alaried employees shall NOT qualify as Director Nominees . . . ." Thus, some shareholders considering the Proponent's submission might not consider this statement as part of the matter that they are voting on, whereas others might correctly see it as a separate and distinct mandate from the other proposals.

Moreover, we believe that the Fifth Proposal is impermissibly vague. The Fifth Proposal states, "all Director Nominees must be: (1) Individual Investors who shall, *for at least the past three (3) years,* have been, and *currently are,* the sole owner of *at least five million dollars* ($5,000,000) of the corporation's shares, and/or (2) Individuals from Mutual, Pension, State Treasury Funds, Foundations or Brokerages holding or representing *at least two million* (2,000,000) *voting shares* in the corporation to which they seek to be nominated." Among the many uncertainties and ambiguities in the Fifth Proposal are the following:

- The Fifth Proposal provides that all director nominees must satisfy one of two stock ownership standards. The first is that they must be "Individual Investors who shall, for at least the past three (3) years, have been and currently are" owners of a certain dollar value of company shares. This proposal does not specify when one tests the "three (3) year" and "currently" ownership standards. For example, it is unclear whether potential director nominees must satisfy the standards at the time of the Pfizer's 2007 Annual Shareholders Meeting (when the Proponent requests that this matter be voted on), whether the standards must be satisfied at the time that the individual is nominated, or whether the standards must be satisfied at the time that shareholders vote on a nominee's election. Because the Fifth Proposal fails to provide any indication, a reasonable shareholder might interpret the Proposal in any of these disparate ways. Similarly, Pfizer and its shareholders cannot ascertain whether under the second prong of the stock ownership standard director nominees "from Mutual, Pension, State Treasury Funds, Foundations or Brokerages" must have held "at least two million (2,000,000) voting shares in the corporation" as of the date that the director nominee is nominated, is elected or at some other point in time.

- Similarly, the Fifth Proposal does not specify how and when the five million dollar ($5,000,000) ownership standard is measured: must the nominee have owned stock worth that much during the entire three year period, or must the nominee own shares that are "currently" worth that amount, regardless of whether the value of those shares was less than $5,000,000 at some point during the "past three years." It also is unclear whether this threshold is based on the price that the individual paid to purchase the shares, or the closing price, highest trading price or lowest trading price of Pfizer shares as of some specified date.

- The Fifth Proposal refers to "[i]ndividuals from Mutual, Pension, State Treasury Funds, Foundations or Brokerages" but does provides no guidance as to what it means to be "from" such an institution. Does this reference include only individuals who currently work for these institutions in some capacity? Or, alternatively, does it encompass a larger category of individuals, such as any individual designated by such an entity, or a former employee or director who was lured "from" the institution to seek a seat on Pfizer's Board? Because the Proposal fails to specifically define the class of representatives who satisfy its ownership requirements, shareholders cannot ascertain with reasonable certainty precisely what qualifications they are voting whether to impose. Accordingly, the Fifth Proposal is inherently vague, and therefore, misleading.

Finally, the Proposals (as well as the supporting statements) are vague and potentially misleading in that they do not specify how broadly the independence and stock ownership criteria set forth in the Fourth and Fifth Proposals are to apply. Specifically, it is unclear whether the Proposals (1) require that all nominees to Pfizer's Board not be Pfizer employees and own or represent the referenced amounts of Pfizer stock, (2) require that all nominees to Pfizer's Board be individuals who satisfy the independence and stock ownership criteria with respect to every corporate board on which the individual serves, or (3) represent a policy statement that applies to all director nominees at all public corporations. This vagueness arises from the fact that the Proposals make no reference to Pfizer. They refer, respectively, to "Director Nominees" and to "all Director Nominees," but fail to define either of these terms. Likewise, the supporting statements do not refer to Pfizer, but instead refer to corporations generally, "Most corporate Boards in the United States" and directors being aligned "toward the Chairmen-CEOs who nominated them." Likewise, the Fifth Proposal refers to "the corporation's shares," but does not identify "the corporation" other than to say "voting shares in the corporation to which they seek to be nominated." As a result of this vague and generalized language in the Proposal, shareholders have no guidance as to how the independence and stock ownership standards under the Proposals would be applied.

The Staff consistently has concurred with the exclusion under Rule 14a-8(i)(3) of shareholder proposals that "appear[] directed at the subject of director qualifications [but] include[] criteria toward that object that are vague and indefinite." *Norfolk Southern Corp.* (avail. Feb. 13, 2002). For example, in *Capital One Financial Corp.* (avail. Feb. 7, 2003), the Staff concurred that a proposal asking that the board adopt a written policy that any board member receiving remuneration from the company, other than director's fees, in excess of $60,000 be considered an employee was vague and indefinite and, thus, excludable under Rule 14a-8(i)(3). The Fifth Proposal is particularly similar to the shareholder proposal considered in *Capital One Financial* because both contain quantitative thresholds without providing necessary guidance on how to interpret such qualifications. Similarly, in *Norfolk Southern Corp.*, the Staff concurred with exclusion under Rule 14a-8(i)(3) of a proposal asking that director candidates have "solid background, experience and records of demonstrated performance in key managerial positions within the transportation industry." *See also Coca-Cola Co.* (avail. Jan. 30, 2002) (proposal stating that an "ordinary person" that satisfied other criteria should be on the company's board of directors); *Exxon Corp.* (avail. Jan. 29, 1992) (proposal asking that "no one be elected to the Board of Directors who has taken the company into bankruptcy or one of the Chapter 7-11 or 13 or after losing considerable amounts of money").

The absence of clarity and detail behind the specific standards set forth in the Proposals distinguish them from other proposals that contain general terms and phrases but that still convey the proponent's intent. For example, in *ConocoPhillips* (avail. Feb. 24, 2005), the Staff did not concur with exclusion of a proposal asking the company to select and recommend director candidates with the "highest personal and petroleum qualifications, integrity and values," as the proposed director qualifications contained general terms that still conveyed the proponent's intended objective (*e.g.*, "no conflicts of interest" and "integrity and values"). In contrast, the Proposals here—like the shareholder proposals at issue in *Capital One Financial* and *Norfolk Southern*—set forth specific criteria but lack clarity as to how the criteria are to operate, likely resulting in Pfizer and shareholders envisioning different actions with respect to implementation of the Proposals.

In summary, the Proposals are similar to the shareholder proposals considered in *Capital One Financial* and *Norfolk Southern* because, among other things, they seek to establish specific criteria for "Director Nominees" without providing necessary guidance on how to interpret such criteria. Accordingly, we believe that the Proposals may be excluded under Rule 14a-8(i)(3) because they are so vague and indefinite such that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures" the Proposals require.

III. The Fourth Proposal May Be Omitted Pursuant To Rule 14a-8(i)(10) Because Pfizer's Board Is Elected Annually.

The Fourth Proposal focuses on declassifying the Board and states, "the entire Board shall run for election annually . . . ." Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). The Commission has refined Rule 14a-8(i)(10) over the years. In the 1983 amendments to the proxy rules, the Commission indicated:

> In the past, the staff has permitted the exclusion of proposals under Rule 14a-(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose.

Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 20091, at Section II.E.6. (August 16, 1983) (the "1983 Release").

The 1998 amendments to the proxy rules, which (among other things) implemented the current Rule 14a-8(i)(10), reaffirmed this position. *See Amendments to Rules on Shareholder Proposals*, Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998).

Pfizer has substantially implemented the Fourth Proposal because, following shareholder approval at its 2003 Annual Meeting of Shareholders, Pfizer amended its Certificate of Incorporation in April 2003 to declassify the Board of Directors. *See* Exhibit 3(i) to Pfizer's Form 10-Q for the Quarterly Period ended March 30, 2003. Thus, directors serving on Pfizer's Board of Directors have been elected annually since the 2004 Annual Meeting of Shareholders. Accordingly, the Fourth Proposal is excludable under Rule 14a-8(i)(10) because Pfizer has substantially implemented it.

IV. The Proposals May Be Excluded Under Rule 14a-8(i)(8) Because They Relate To The Election of Directors.

The Proposals may be omitted under Rule 14a-8(i)(8), which permits the exclusion of a shareholder proposal if it "relates to an election for membership on the company's board of directors or analogous governing body." Currently neither Pfizer's Certificate of Incorporation nor its Bylaws impose any qualifications or restrictions on who the shareholders may elect as directors. The Fifth Proposal would require nominees to Pfizer's Board to satisfy the stock ownership guidelines described above. The First Proposal also appears to require that nominees to the Board cannot be Pfizer employees. The Proposals are not drafted prospectively, and therefore would apply to the director nominees in the 2007 Proxy Materials. By imposing such qualifications on the director nominees, the Proposals clearly address the nomination and election for directors of at least 13 of the 15 directors on Pfizer's current Board of Directors, all of whom are expected to be nominated in the 2007 Proxy Materials, from being elected at the 2007 Annual Shareholders Meeting.

The Staff has consistently taken the position that proposals setting forth qualifications for directors that would disqualify nominees at the upcoming annual meeting may properly be omitted from a proxy statement. *See Peabody Energy Corp.* (avail. Mar. 4, 2005) (proposal to require board to adopt a policy of nominating "independent directors" which would constitute two-thirds of the board); *Raytheon Co.* (avail. Mar. 9, 1999) (proposal requiring the election of directors annually with a seventy percent majority of independent directors); *General Dynamics Corp.* (avail. Mar. 25, 1992) (proposal requesting board amend bylaws to provide for board to consist of majority of "independent directors"); *Waste Management. Inc.* (avail. Mar. 8, 1991) (proposal to require the board to consist of a majority of independent directors); *Dillard Department Stores, Inc.* (avail. Mar. 7, 1991) (proposal to require the board to consist of a majority of independent directors); *PacifiCorp* (avail. Mar. 3, 1989) (proposal to establish a minimum share ownership requirement for directors).

Because the Proposals would disqualify at least 13 of the 15 directors expected to be nominated in the 2007 Proxy Materials from being elected at the 2007 Annual Shareholders Meeting, we believe that the Proposals may be omitted from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(8). In the alternative, if the Staff concludes that the Proposals are not properly excludable on this and the other bases set forth in this letter, we respectfully request that the Staff require that the Proposals be revised so as to apply only to future director elections and concur with our view that the Proposals may be excluded if they are not so revised within seven days of the Proponent's receipt of the Staff's response.

V. The Proposals May Be Excluded Under Rule 14a-8(i)(1) Because They Are Not Proper Subjects For Action By Shareholders Under Delaware Law.

The Proposals may be omitted under Rule 14a-8(i)(1), which permits the exclusion of a shareholder proposal if it is "not a proper subject for action by shareholders under the jurisdiction of the company's organization." As phrased, the Proposals direct that "Director Nominees" must meet two different standards. Pfizer's Board of Directors, as required under New York Stock Exchange listing standards, has a Corporate Governance Committee that is composed entirely of independent directors who are responsible for recommending to its Board candidates for election or reelection as directors at each Annual Meeting of Shareholders. Because the Proposals are not stated in precatory language, they would mandate that certain actions be taken—*i.e.*, only nominate director candidates who are not salaried employees and who satisfy the specified stock ownership requirements.

Pfizer is incorporated under Delaware law. Section 141 of Delaware's General Corporation Law provides, "[t]he business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors" subject to the specified powers in its certificate of incorporation. Consequently, because the Proposals do not allow the Pfizer Board to exercise its judgment in managing Pfizer—that is, they expressly prohibit the Board from setting alternative policies regarding director nominees—they are not a proper subject for action by shareholders under the laws of Delaware.

The Staff consistently has concurred with the view that a shareholder proposal that mandates or directs a company's board of directors to take specific action is inconsistent with the authority granted to a board of directors under state law and therefore violates Rule 14a-8(i)(1). For example, in *International Paper Co.* (avail. Mar. 1, 2004), the Staff permitted the exclusion of a shareholder proposal mandating that none of the five highest paid executives receive future stock options, if the proponent failed to recast the proposal as a recommendation or request to the board of directors. *See also Longview Fibre Co.* (avail. Dec. 10, 2003) (allowing exclusion of a proposal requiring the board of directors to split a corporation into distinct entities, if not recast as a recommendation or request); *Phillips Petroleum Co. (Quintas)* (avail. Mar. 13, 2002) (a proposal relating to an increase of 3% of the annual base salary of the company's chairman and other officers could be omitted under Rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law, if the proponent did not recast as a recommendation or request).

Because the Proposals prohibit the Pfizer Board from exercising its judgment in directing the management of Pfizer, we believe that the Proposals may be omitted from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(1). In the alternative, if the Staff concludes that the Proposals are not properly excludable on this and the other bases set forth in this letter, we respectfully request that the Staff require that the Proposals be revised as recommendations or requests and concur with our view that the Proposals may be excluded if they are not so revised within seven days of the Proponent's receipt of the Staff's response.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, Pfizer agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Pfizer only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran /EAI

Margaret M. Foran

Enclosures

cc: Sydney K. Kay, Ph.D.

100134846_2.DOC

EXHIBIT A

Sydney K Kay, Ph.D.

5718 Harvest Hill Road

972 458-2545

Dallas, TX 75230-1253

Margaret M. Foran, Corporate Secretary
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

13 November 2006

Dear Ms. Foran:

I would like the following Proposal, "Qualifications for Director Nominees", included in the proxy Statement for the 2007 Annual Meeting of Stockholders.

Sincerely,

Sydney K. Kay, Ph.D.

QUALIFICATIONS FOR DIRECTOR NOMINEES

WHEREAS MOST of the corporate Boards in the United States are currently made up of present or past Chairmen/CEOs/ Presidents having considerable executive background experiences in a wide varieties of businesses.

WHEREAS MOST of the Director Nominees come from businesses totally different from that of the company to which they have been nominated to serve on its independent executive governance Board.

WHEREAS It is known, throughout the financial industry, that Director Nominees are often appointed by Chairmen/CEOs with the power and influence to create their own Boards. John Kenneth Galbraith, the renown economist, said, "Senior Executives in the great corporations of this country set their own salaries....and stock option deals....subject to the approval of the Board of Directors that they have appointed. Not surprisingly, the Directors go along." (*The Dallas Morning News*, 1-16-2000, p. 1/10J)

WHEREAS Sir J.E.E. Dalberg said, "Power tends to corrupt and absolute power corrupts absolutely."

WHEREAS Such Directors have been called "Puppets" by the author of this Proposal; "Flunkies" by David Broder of *The Washington Post*, and "Rubber-stampers" by Steve Hamm of *BusinessWeek* magazine.

WHEREAS Currently, ALL the non-employee Directors, COMBINED, often do not own enough shares in the corporation to which they have been nominated to have genuine feelings of fiduciary responsibility to its shareholders. Their allegiance tends to be directed toward the Chairmen-CEOs who nominated them, revealed in the enormously distorted Compensation Packages given to the Principal Executives that are totally unrelated to Performance year after year after year.

WHEREAS To have a truly independent executive governance Board, the Nominees must come from sources over which the Chairmen-CEO, and other Principal Executives in the corporation, have no control.

WHEREAS NO salaried employees shall be a Director Nominee: their presence on the Board corrupts and destroys its function as a totally independent executive governance body.

THEREFORE, be it RESOLVED: That there shall be two (2) more Nominees than the number of Directors to be elected with a majority vote determining the winners; that the entire Board shall run for election annually; and that all Director Nominees must be:

1. Individual Investors who shall, for the past five (5) years, have been, and currently are, the sole owner of at least five million DOLLARS ($5,000,000) of the corporation's shares, and/or

2. Representatives from Mutual, Pension, State Treasury Funds or Foundations that hold at least two million (2,000,000) SHARES in the corporation to which they are being nominated..

Dr. Sydney K. Kay, PhD
5718 Harvest Hill
Dallas, TX 75230-1253

Ms. Margarit M. Foran, Corporate Secretary
Pfizer Inc.
235 East 42 nd Street
New York, NY 10017-5755

Legal Division
Pfizer Inc
235 East 42nd Street 235/7/35
New York, NY 10017
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com

Suzanne Y. Rolon
Manager, Communications
Corporate Governance

VIA FedEx

November 22, 2006

Dr. Sydney K. Kay, Ph.D
5718 Harvest Hill Road
Dallas, TX 75230-1253

Re: Shareholder Proposal for 2007 Annual Meeting of Shareholders:

There shall be two (2) more Nominees than the number of Directors to be elected with a majority vote determining the winners; that the entire Board shall run for election annually; and that all Director Nominees must be: 1. Individual Investors who shall, for the past five (5) years, have been, and currently are, the sole owners of at least $5 million of the corporation's shares, and/or, 2. Representatives from Mutual, Pension, State Treasury Funds or Foundations that hold at least two million shares in the corporation to which they are being nominated.

Dear Dr. Kay,

This letter will acknowledge receipt of your letter dated November 13, 2006 to Ms. Margaret Foran, Senior Vice President, Corporate Governance, Associate General Counsel and Corporate Secretary of Pfizer Inc., giving notice that you intend to sponsor the above proposal at our 2007 Annual Meeting of Shareholders.

We are sending this letter in accordance with the requirements of SEC Rule 14-a-8, which governs shareholder proposals. Rule 14a-8 requires that we notify you in writing of any procedural or eligibility deficiencies in your letter, as well as the time frame for your response. Accordingly, we wish to advise you of the following:

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, you must provide proof to us that you have continuously owned at least $2,000 in market value, or 1%, of Pfizer's common stock that would be entitled to be voted on your proposal for at least one year by the date you submitted the proposal and that you intend to continue ownership of the shares through the date of our 2007 annual meeting. We will need the following proof of ownership:

ATTENTION

SUZANNE Y. ROLON

MANAGER COMMUNICATIONS

PFIZER, INC

Sydney K. Kay, Ph.D

5718 Harvest Hill Road

972 458-2545
dr.s.kay@sbcglobal.net

Dallas, TX 75230-1253

Suzanne Y. Rolon
Pfizer, Inc.
235 East 42nd Street
MS235/19/01
New York, NY 10017

Dear Ms. Rolon:

28 November 2006

I received your letter of the 22nd. Thank you so much for informing me of Rule 14a-8 requiring proof of my ownership that must be continuous through the date of the 2007 Annual Meeting.

I have held shares in Pfizer since December 3, 1996....my gosh, that's almost ten (10) YEARS!....so, I believe that I have continuously owned at least $2,000 in market value of Pfizer's common stock that would be entitled to be voted on my proposal *for at least one year* by the date I submitted the proposal, and, yes, I intend to continue ownership of the shares through the date of the 2007 Annual Meeting....and beyond.

I believe that your records will verify and substantiate what I have written.

Sincerely,

Sydney K Kay

Sydney K. Kay, Ph.D.

QUALIFICATIONS FOR DIRECTOR NOMINEES

WHEREAS Most, if not all, of the Director Nominees come from businesses totally unrelated to the corporation to which they have been nominated to serve on its independent executive governance Board;

WHEREAS It is known, throughout the financial industry, that Chairmen-CEOs, with the power vested in one person, can, and have, appointed their own Board of Directors. John Kenneth Galbraith, the renown economist, said, "Senior Executives in the great corporations of this country set their own salaries....and stock option deals.... subject to the approval of the Board of Directors *that they have appointed*. Not surprisingly, the Directors go along". (*The Dallas Morning News*, 1-16-2000, p. 1/10J)

WHEREAS Most, if not all, corporate Directors in the United States are, largely, made up of present or past Chairmen, CEOs or Presidents of other corporations who, back home, have the power to nominate *their own* Boards of Directors;

WHEREAS Sir J.E.E. Dalberg said, "Power tends to corrupt and absolute power corrupts absolutely";

WHEREAS Directors, nominated in such a fashion, have been called "Puppets" by the author of this Proposal; "Flunkies" by David Broder of *The Washington Post*, and "Rubber-stampers" by Steve Hamm of *BusinessWeek* magazine;

WHEREAS *ALL* the non-employee Directors, *COMBINED*, often do not own enough shares in the corporation to which they have been nominated to have genuine feelings of fiduciary responsibility to its shareholders. Their allegiance tends to be directed toward the Chairmen-CEOs-Presidents who nominated them, as revealed in the enormously distorted Compensation Packages "awarded" to Principal Executives *that are totally unrelated to Performance* year after year after year....even in "down years";

WHEREAS NO salaried employees shall qualify as a Director Nominee since their presence on the Board *truly* corrupts and destroys its function as a *totally independent executive governance body;*

WHEREAS To have a *totally* and *truly* independent executive governance Board, the Director nominees must come from sources over which the Chairmen-Presidents-CEOs, and other Executives in the corporation, have no control;

THEREFORE, be it RESOLVED That all Director Nominees must be:

1. Individual Investors who shall, *for at least the past three (3) years*, have been, and *currently are*, the sole owner of *at least five million dollars* ($5,000,000) of the corporation's shares, and/or

2. Representatives from Mutual, Pension, State Treasury Funds, Foundations or Brokerages holding *at least two million* (2,000,000) *voting shares* in the corporation to which they are being nominated.

EXHIBIT B

[illegible]
Pfizer Inc
235 East 42nd Street 235/7/35
New York, NY 10017
Tel 212 733 5356 Fax 212 573 [illegible]
Email suzanne.y.rolon@pfizer.com

Suzanne Y. Rolon
Manager, Communications
Corporate Governance

VIA FedEx

November 30, 2006

Dr. Sydney K. Kay, Ph.D.
5718 Harvest Hill Road
Dallas, TX 75230-1253

Re: Shareholder Proposal for 2007 Annual Meeting of Shareholders

Dear Dr. Kay,

We are sending this letter in accordance with the requirements of Securities and Exchange (SEC) Rule 14-a-8, which governs shareholder proposals. Rule 14a-8 requires that we notify you in writing of any procedural or eligibility deficiencies in your letter, as well as the time frame for your response. Please note the following:

1. Following up on our letter dated November 22, 2006, pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, you must provide proof to us that you have continuously owned at least $2,000 in market value, or 1 %, of Pfizer's common stock that would be entitled to be voted on your proposal for at least one year by the date you submitted the proposal. Thank you for your letter dated November 28, 2006 in this regard. That letter contained your written statement that you continuously held the required number of shares for the one-year period, and that you intend to continue ownership of the shares through the date of our 2007 annual meeting. However, in accordance with SEC rules, you still must submit satisfactory proof of ownership of your shares, which Rule 14a-8(b)(2) says must consist of either:

   - A written statement from the "record" holder of your shares verifying that, at the time you submitted the proposal, the record holder continuously held the shares for at least one year; or

   - If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level.

In this regard, our records do not list you as the "record" holder of your shares. Please submit satisfactory proof from the "record" holder of your shares (for example, a letter from your broker if your shares are held in a brokerage account). ***Your response to this request must be postmarked or transmitted electronically <u>no later than 14</u> calendar days after you received our initial letter dated November 22, 2006. According to our records, you received that initial letter on November 24, 2006.***

2. In addition, Rule 14a-8(c) provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." We believe that the resolution you have submitted includes more than one proposal. In accordance with SEC rules, we hereby provide you with the opportunity to reduce to the limit required by Rule 14a-8(c) the number of proposals submitted by you for consideration at Pfizer's 2007 Annual Meeting. ***Your response to this request must be postmarked or transmitted electronically no later than 14 calendar days after you receive this letter.***

Please address your response to me at: 235 E. 42nd Street, MS235/19/01, New York, NY 10017. Alternatively, you may transmit any response by facsimile to me at (212) 573-1853.

Sincerely,

Suzanne Y. Rolon

cc: Margaret M. Foran

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Tracking number	738905617160	**Reference**	88441 ROLON
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Ship date	Nov 30, 2006	**Delivered to**	Residence
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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 20, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 21, 2006

The proposal relates to elections to the board of directors.

There appears to be some basis for your view that Pfizer may exclude the proposal because the proponent exceeded the one-proposal limitation in rule 14a-8(c). It appears, however, that the company failed to clarify the version of the proponent's proposal to which the rule 14a-8(f) deficiency notice applied. Accordingly, unless the proponent provides Pfizer with a proposal revised to comply with rule 14a-8(c), within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f).

We are unable to concur in your view that Pfizer has met its burden of establishing that Pfizer may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. Accordingly, we do not believe that Pfizer may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Pfizer may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Pfizer may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify nominees for director at the upcoming annual meeting. It appears, however, that this defect could be cured if the proposal were revised so that it applied only to nominees for director at meetings subsequent to the 2007 annual meeting. Accordingly, unless the proponent provides Pfizer with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy material in reliance on rule 14a-8(i)(8).

We are unable to concur in your view that Pfizer may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Pfizer may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Rebekah J. Toton
Attorney-Adviser

END